UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission File Number: 0-16182

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axsys Technologies, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Axsys Technologies, Inc. 175 Capital Boulevard, Suite 103 Rocky Hill, CT 06067

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005 and 2004

Notes to Financial Statements

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

AXSYS TECHNOLOGIES, INC. 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS THEREON)

AXSYS TECHNOLOGIES, INC.
401(k) RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2005

CONTENTS

Report of UHY LLP, Independent Registered Public Accounting Firm
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
FINANCIAL STATEMENTS:
Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to the Financial Statements
Schedule
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

Report of UHY LLP, Independent Registered Public Accounting Firm

Plan Investment Committee
Axsys Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan at December 31, 2005, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/UHY LLP

Hartford, Connecticut
June 9, 2006

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Plan Investment Committee
Axsys Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of Axsys Technologies, Inc. 401(k) Retirement Plan as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Hartford, Connecticut
June 14, 2005

AXSYS TECHNOLOGIES, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2005 and 2004

	2005	2004
Assets:
Investments	$33,240,197	$29,130,207
Contributions receivable:
Employees	144,860	169,633
Employer	283,887	239,168
Total contributions receivable	428,747	408,801
Net assets available for plan benefits	$33,668,944	$29,539,008

See accompanying notes.

AXSYS TECHNOLOGIES, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Investment income:
Net appreciation in fair value of investments	$1,333,523	$2,553,196
Interest and dividends	1,037,043	747,657
	2,370,566	3,300,853
Contributions:
Participants	2,279,795	1,749,020
Employer:
Cash	1,040,089	855,276
Axsys Technologies, Inc. common stock	67,177	58,942
Rollovers	606,723	1,372,509
	3,993,784	4,035,747
Total additions	6,364,350	7,336,600
Deductions
Benefit payments	2,186,613	1,274,733
Administrative expenses	47,801	49,424
Total deductions	2,234,414	1,324,157
Net increase	4,129,936	6,012,443
Net assets available for benefits at beginning of year	29,539,008	23,526,565
Net assets available for benefits at end of year	$33,668,944	$29,539,008

See accompanying notes.

AXSYS TECHNOLOGIES, INC.
401 (k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note A — Plan Description

The following brief description of the Axsys Technologies, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only and reflects the Plan’s provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan’s provisions.

General

Axsys Technologies, Inc. (the “Company” and “Plan Sponsor”) has maintained the Plan, which qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”), since April 1, 1985. All employees who are not members of collective bargaining groups and who are 21 years of age or older and have completed six months of continuous employment are eligible to participate in the Plan. Effective April 1, 2006, the Plan was amended to eliminate the six months of continuous employment eligibility requirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Background

On May 2, 2005, the Company acquired all of the outstanding capital stock of Diversified Optical Products, Inc., a New York corporation (“DiOP”). The Company approved an amendment to the Plan to give DiOP employees who were employees as of May 2, 2005 credit for their prior service with DiOP for purposes of determining vesting and eligibility in the Plan. The directors of the Company also approved an amendment to the Plan to provide DiOP employees who had satisfied the Plan’s requirements participation in the Plan as of May 2, 2005.

On April 8, 2004, the Company acquired all of the stock of Telic Optics, Inc. (“Telic”), a privately-owned manufacturer of infrared optical products. The Company approved an amendment to the Plan to give Telic employees who were employees as of April 8, 2004 credit for their prior service with Telic for purposes of determining vesting and eligibility in the Plan. The directors of the Company also approved an amendment to the Plan to provide Telic employees who had satisfied the Plan’s requirements participation in the Plan as of April 8, 2004.

The Company has adopted The CORPORATE plan for Retirement Prototype Basic Plan Document (the “Fidelity Plan”), sponsored by Fidelity Management Trust Company (“Fidelity”) and has appointed Fidelity as trustee of a separate trust established pursuant to the Fidelity Plan. Fidelity is the trustee of all Plan assets other than the guaranteed interest accounts under the New England Life Insurance Company annuity contracts (the “Insurance Contracts”), which comprise part of the Axsys Stable Value Fund along with certain other investments held in the Trust. Stephen W. Bershad and David A. Almeida are the co-trustees of the Plan’s Insurance Contract Trust, which holds assets exclusively attributable to the Insurance Contracts.

The Company will maintain the Insurance Contract Trust separately from the Fidelity Trust until the maturity or liquidation of the Insurance Contracts or participant withdrawals or participant-directed investment transfers from the Axsys Stable Value Fund to another investment fund, at which time those assets will be transferred to the Fidelity Trust (unless otherwise directed by the Company’s Investment Committee).

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note A — Plan Description (continued)

Once all assets attributable to the Insurance Contracts are transferred to the Fidelity Trust or otherwise are distributed to satisfy withdrawals from the Axsys Stable Value Fund, Stephen W. Bershad and David A. Almeida will no longer serve as co-trustees of the Insurance Contract Trust.

Although the Plan assets are held in two separate trusts, the Plan is a “single plan” as described in Treasury Regulation Section 1.414(1)-1(b)(1) and all assets of both the Insurance Contract Trust and the Fidelity Trust will be available to pay benefits to participants and beneficiaries of the Plan.

Contributions

Participating employees may elect to defer a portion of their eligible compensation and contribute it to the Plan on a pre-tax basis. Allowable contributions under the Plan may range from 1% to 60% of eligible compensation, subject to IRS contribution limits. The maximum contribution to the Plan was $14,000 in 2005 and $13,000 in 2004. The Company matches 100% of the first 3% and 50% of the next 2% of eligible compensation that a participant contributes on a pre-tax basis, for a maximum of 4% during 2005 and 2004. Employer contributions include 3,462 and 3,830 shares of the Company’s common stock in 2005 and 2004, respectively, with a fair value of $67,177 and $58,942 in 2005 and 2004, respectively.

Payment of Benefits

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the vested amount in their individual accounts. Participant contributions and related investment returns are 100% vested. Employer matching contributions and related investment returns vest as follows:

Completed Years of Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

Participant Loans

Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions. The maximum amount of any loan is the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance. Loans are not made for less than $1,000. Only one loan can be received per plan year and no more than two loans may be outstanding at any one time. All loans must be repaid by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within twenty years. Participant loans are charged interest at the prime rate.

Forfeited Accounts

Any forfeiture of nonvested portions of the Company’s contribution account balance is first utilized to offset administrative expenses, with any remaining amounts to be used to reduce future employer contributions to the Plan. Forfeitures totaling approximately $9,500 at December 31, 2005 and $13,500 at December 31, 2004 were available to reduce employer administrative expenses and future employer contributions.

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note A — Plan Description (continued)

Plan Termination

While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA. No such termination, however, shall permit the Plan’s assets to be used for any purpose other than the exclusive benefit of the participating employees. In the event of Plan termination, participants will become 100% vested in their accounts.

Note B — Summary of Accounting Policies

Investment Valuation and Income Recognition

Investments are made as directed by the Plan’s participants. Investments consisting of guaranteed investment contracts are recorded at contract value. All other investments are valued at fair value, which equals the quoted market price on December 31, 2005 and 2004 using share values of the funds as reported by Fidelity Investments Institutional Services, Inc., the custodian of the Plan.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 2004 financial statement amounts have been reclassified to conform to the 2005 financial statement presentation.

Payments of Benefits

Benefits are recorded when paid.

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note C — Investments

The following investments represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004

Axsys Stable Value Fund	$5,028,846	$4,709,641
Fidelity Blue Chip Growth Fund	4,225,053	4,355,397
Fidelity Balanced Fund	3,869,272	3,438,392
Fidelity Growth Company Fund	2,793,095	2,398,845
Fidelity Diversified International Fund	2,674,274	1,875,752
Axsys Technologies, Inc. Common Stock	2,107,107	2,326,186
Fidelity Freedom 2020 Fund	1,928,704	—
Fidelity Investment Grade Bond Fund	1,715,209	—

The Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as reflected below:

	2005	2004
Axsys Technologies, Inc. Common Stock	$66,520	$1,114,023
Investment in registered investment companies (Mutual Funds)	1,267,003	1,439,173
	$1,333,523	$2,553,196

The Plan has investments in guaranteed investment contracts that are recorded at contract value, which are included in the Axsys Stable Value Fund. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract. The interest rate and yield for the guaranteed investment contracts were 5.61% in 2005 and 5.92% in 2004. No valuation reserves have been established to adjust contract amounts since, at December 31, 2005, there is no concern with the credit worthiness of the contract issuer, New England Life Insurance Company. The remaining guaranteed investment contracts are set to expire on June 30, 2006.

On June 1, 2004, the Board of Directors of the Company announced the declaration of a 3:2 stock split effected as a stock dividend payable on June 30, 2004 to stockholders of record on June 15, 2004. Stockholders received a dividend of one additional share of the Company’s common stock for every two shares owned on the record date.

Note D — Administrative Expenses

Costs of establishing and administrating the Plan, such as legal fees, consulting fees, audit fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses that are included in the financial statements represent participant account maintenance fees, loan setup and maintenance fees charged against accounts of participants with outstanding loan balances and account withdrawal fees charged against accounts of participants who receive a distribution from the Plan.

AXSYS TECHNOLOGIES, INC.
401(K) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004

Note E — Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements at December 31, 2005 and 2004 to the Plan’s Form 5500:

	December 31,
	2005	2004

Net assets available for plan benefits per the financial
statements	$33,668,944	$29,539,008
Amounts allocated to withdrawing participants	(45,981)	(2,037)
Net assets available for plan benefits per the Form 5500	$33,622,963	$29,536,971

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$2,186,613
Change in amounts allocated to withdrawing participants from beginning of year to end of year	43,944
Benefits paid to participants per the Form 5500	$2,230,557

Note F — Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

Note G — Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note H - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

AXSYS TECHNOLOGIES, INC.
401 (k) RETIREMENT PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN SPONSOR EIN 11-1962029
PLAN #010
December 31, 2005

	Description of Investment,
Identity of Issue, Borrower, Lessor,	Including Number of Shares or	Current
or Similar Party	Maturity Date and Rate of Interest	Value

Axsys Stable Value Fund	5,028,846 shares	$ 5,028,846

Fidelity Blue Chip Growth Fund*	97,893 shares	4,225,053

Fidelity Balanced Fund*	206,251 shares	3,869,272

Fidelity Growth Company Fund*	43,896 shares	2,793,095

Fidelity Diversified International Fund*	82,184 shares	2,674,274

Axsys Technologies, Inc. Common Stock	117,390 shares	2,107,107

Fidelity Freedom 2020 Fund*	131,115 shares	1,928,704

Fidelity Investment Grade Bond Fund*	232,729 shares	1,715,209

Spartan US Equity Index Fund	38,117 shares	1,683,233

Fidelity Stock Selector Fund*	57,694 shares	1,427,346

Wells Fargo Advantage Smallcap Fund	33,843 shares	1,021,044

Fidelity Freedom 2030 Fund*	65,287 shares	980,619

Fidelity Equity Income II Fund*	38,949 shares	890,368

Fidelity Freedom 2010 Fund*	31,788 shares	446,626

MSI Small Company Growth Fund	30,176 shares	371,469

Fidelity Freedom 2040*	36,231 shares	319,921

Fidelity Freedom 2015*	5,452 shares	62,976

Fidelity Freedom 2025*	4,959 shares	59,315

Fidelity Freedom Income Fund*	5,119 shares	58,199

Fidelity Freedom 2035*	4,026 shares	49,238

Retirement Money Market	5,463 shares	5,463

Participant loans*	Bear interest rates ranging from 4.00% to 9.50% with varying maturity dates	1,522,820

Total		$ 33,240,197

* Indicated party-in-interest to the Plan.

EXHIBITS

(a)          Exhibits

23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axsys Technologies, Inc. 401(k) Retirement Plan
(Plan Name)

DATE: June 15, 2006	/s/ Stephen W. Bershad
Stephen W. Bershad
Chief Executive Officer

DATE: June 15, 2006	/s/ David A. Almeida
David A. Almeida
Vice President, Chief Financial Officer and Treasurer